Exhibit 12
COOPER INDUSTRIES, LTD.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)
(Unaudited)

	Six Months Ended
	June 30,		Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002

Interest Expense	$25,800	$24,500	$51,500	$64,800	$68,100	$74,100	$74,500

Estimated Interest Portion of Rent Expense	6,024	5,371	10,168	10,583	11,666	12,183	14,679

Fixed Charges	$31,824	$29,871	$61,668	$75,383	$79,766	$86,283	$89,179

Income From Continuing Operations Before Income Taxes	$381,200	$305,300	$647,700	$495,000	$428,500	$346,500	$280,200

Add: Fixed Charges	31,824	29,871	61,668	75,383	79,766	86,283	89,179

Less: Equity in (Earnings) Losses of Less Than 50% Owned Companies	5	(1,119)	(724)	(1,328)	(2,903)	(2,534)	(2,969)

Earnings Before Fixed Charges	$413,029	$334,052	$708,644	$569,055	$505,363	$430,249	$366,410

Ratio of Earnings to Fixed Charges	13.0x	11.2x	11.5x	7.5x	6.3x	5.0x	4.1x